PINNACLE INVESTMENTS, LLC

SYRACUSE, NEW YORK

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

PUBLIC

SEC FILE NUMBER
8- 67515

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/21** (MM/DD/YY) AND ENDING **12/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PINNACLE INVESTMENTS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5845 WIDEWATERS PKWY SUITE 300
(No. and Street)

E. SYRACUSE	**NEW YORK**	**13057**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN R. QUILTY, CEO	**(315) 251-1101**	**Bquilty@Pinnacle-LLC.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANNIBLE & MCKEE, LLP
(Name - if individual, state last, first, and middle name)

221 SOUTH WARREN STREET	**SYRACUSE**	**NY**	**13202**
(Address)	(City)	(State)	(Zip Code)

NOVEMBER 25, 2003	**528**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Benjamin R. Quilty, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Investments, LLC**, as of **December 31, 2021**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO
Title

Notary Public

KATHLEEN K. HIERHOLZER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01HI6193614
QUALIFIED IN MADISON COUNTY
MY COMMISSION EXPIRES SEPT. 22, 2024

This report ** contains (check all applicable boxes):

- ☒ (a) Statement of Financial Condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants

Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

<u>Report of Independent Registered Public Accounting Firm</u>

February 24, 2022

To the Board of Directors of
Pinnacle Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pinnacle Investments, LLC (a New York Limited Liability Company) (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pinnacle Investments, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Pinnacle Investments, LLC's management. Our responsibility is to express an opinion on Pinnacle Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pinnacle Investments, LLC in accordance with the U.S. Federal Securities Laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Dannible & McKee, LLP

Dannible & McKee, LLP

We have served as Pinnacle Investments, LLC's auditor since 2017.

Syracuse, New York

PINNACLE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

Assets

Assets:	
Cash and cash equivalents (Note 2)	$ 1,431,070
Cash deposited with clearing organization (Note 3)	100,000
Marketable securities at market value (Note 2 and 4)	832
Receivable from broker-dealers, net (Note 5)	410,215
Prepaid expenses	73,883
Total assets	$ 2,016,000

Liabilities and Member's Equity

Liabilities:	
Deferred revenue (Note 7)	$ 891,018
Accrued expenses and other liabilities	821,697
Total liabilities	1,712,715
Member's equity:	303,285
Total liabilities and member's equity	$ 2,016,000

The accompanying notes are an integral part of these financial statements.

Note 1- Organization and Nature of Business

Pinnacle Investments, LLC (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York registered Limited Liability Company, and is a wholly owned subsidiary of Pinnacle Holding Company, LLC (Parent). The Company is an introducing broker-dealer primarily engaged in the trading and brokerage of investment company shares, equity securities, bonds, insurance, other investment products and investment advisory services in the Central New York area. The Company uses Wells Fargo Clearing Services ("Wells Fargo") previously First Clearing, LLC, TD Ameritrade Institutional ("TD"), and Schwab Advisory Services ("Schwab"), to carry customer accounts and clear transactions. The Company's relationship with TD and Schwab began in 2021 and are only used for advisory business.

Note 2 - Summary of significant accounting policies

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are posted on a settlement date basis with related commission income and expenses accrued and reported on a trade date basis.

Investments - Marketable securities in the Company's investment account are valued under fair value pricing as those terms are described for financial statement purposes. All securities' valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax reporting purposes within the Parent company return, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the statement of financial condition.

Commission Income - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Advisory and Administrative Fees - The Company provides investment advisory and administrative services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Investment Advisory and

Administrative Fees are received quarterly in advance and are recognized as earned on a pro rata basis over the three month period (See Note 7).

Concentration of credit risk - The majority of the Company's income is derived from commissions earned from sales of products from a variety of investment companies. Outstanding receivables from these investment companies are unsecured.

The Company maintains cash in bank accounts at various financial institutions. Amounts held in these accounts may exceed the amounts insured by the Federal Deposit Insurance Company ("FDIC"). Amounts in excess of FDIC insurance are subject to normal credit risk.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes - The Company is a single member limited liability company and is considered a disregarded entity for income tax purposes as it files a consolidated return with Pinnacle Holding Company, LLC (Parent). Under these elections, the income is generally taxed directly to the member. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the period covered in this report.

Advertising - The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2021 were $209,293.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events - Management has evaluated subsequent events through February 24, 2022, the date which the financial statements were available for issue. There have been no subsequent events that would require disclosure or adjustment to the financial statements.

PINNACLE INVESTMENTS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 3 - Cash Deposited with Clearing Organization

The Company is required and maintains an escrow deposit account with Wells Fargo in the amount of $100,000. If the agreement between the Company and Wells Fargo is terminated for any reason, Wells Fargo may deduct from the escrow account any amounts the Company owes due to failure to meet any of its obligations and offset customer losses under the agreement.

Note 4 - Fair value measurements

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

-Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly;

-Level 3 Inputs are unobservable inputs for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cost and fair value of investments consisted of the following:

	Cost	Gross Unrealized Loss	Level 1 Fair Value
Mutual funds, bonds, and equity securities	$ 1,905	$ (1,073)	$ 832

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses. Changes in the difference between cost and fair value are included in the income statement.

The net unrealized holding loss on securities was $28 for the year ended December 31, 2021.

Note 5 - Commissions Receivable and Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and Wells Fargo, TD, and Schwab in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Wells Fargo, TD, and Schwab extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with each clearing firm. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory the clearing firms internal margin requirements.

When a transaction is carried out on a cash basis with the clearing firm, the Company is responsible for the failure of a customer to deliver securities sold or make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations. The Company uses the direct write-off method in recognizing bad debts. There was no bad debt expense incurred during the year and no expected write offs requiring an allowance for the year ended December 31, 2021.

Note 6 - Contingencies

Litigation - During the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that would result in a material adverse effect on the Company's financial statements.

Other - The Company has a termination fee associated with the clearing agreement with Wells Fargo and management has applied the criteria within ASC 450, Contingencies, in determining that there is no accrual requirement for any such fees at December 31, 2021.

Note 7 - Incentive Payment and Deferred Revenue

In May 2020, the Company entered into a new clearing agreement with Wells Fargo. As part of the agreement, the Company received a one-time incentive payment of $500,000, and was released of any previous termination fees associated with the original agreement. This amount has been recorded as deferred revenue on the accompanying statement of financial condition and is being amortized on a straight-line basis over the 5 year term of the agreement with the amortization included as a reduction of clearing fees. Amortization of the deferred revenue for the

year ended December 31, 2021 was $100,001. The amount deferred at December 31, 2021 and included in deferred revenue in the accompanying statement of financial condition was $341,665.

The Company also receives in advance Investment Advisory and Administrative Fees monthly for a three month period. Revenues from these sources are deferred and recognized as earned over the three month period. The amount deferred at December 31, 2021 and included in deferred revenue in the accompanying statement of financial condition was $509,764.

The Company also received an advance on independent advisors reimbursed expenses in December of 2021. These expenses are to offset the next years costs related to these advisors. The funds received were $39,589 and have been included in deferred revenue for the year ended December 31, 2021.

Note 8 - Retirement Plan

The Company has a defined contribution profit sharing plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Directors. The Directors elected to make no profit sharing contribution for the year ended December 31, 2021. Company matching contributions for 2021 were $377,276.

Note 9 - Related Party Transactions

For the year ended December 31, 2021, the Company paid $492,000 in management fees, and $732,400 in occupancy and other shared administrative expenses to its Parent company.

For the year ended December 31, 2021, the Company received $17,963 in commissions, and paid $20,037 for payroll and human resources administration fees to Pinnacle Employee Services, an affiliated company under common ownership.

Note 10 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company's aggregate indebtedness and net capital were $1,371,050 and $428,941, respectively, and net capital exceeds its minimum capital requirement of $100,000 by $328,941.